UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Cleveland Whiskey LLC

Legal status of issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
Ohio

Date of organization
July 8, 2009

Physical address of issuer
1768 East 25th St, Cleveland, OH 44114

Website of issuer
www.clevelandwhiskey.com

Current number of employees
14

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,708,469	$1,106,703
Cash & Cash Equivalents	$568,248	$77,872
Accounts Receivable	$193,706	$139,184
Short-term Debt	$170,756	$207,858

Long-term Debt	$701,612	$623,211
Revenues/Sales	$1,687,182	$1,527,833
Cost of Goods Sold	$711,590	$653,956
Taxes Paid	$0	$0
Net Income	-$264,594	-$380,407

April 26, 2019

FORM C-AR

Cleveland Whiskey LLC



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Cleveland Whiskey LLC, a Ohio Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the company as required by the Securities and Exchange Commission ("SEC").

The date of this Form C-AR is April 26, 2019.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or

relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Cleveland Whiskey LLC (the "Company") is an Ohio Limited Liability Company, formed on July 8, 2009.

The Company is located at 1768 East 25th St, Cleveland, OH 44114.

The Company's website is www.clevelandwhiskey.com.

The information available on or through our website is not a part of this Form C-AR.

BUSINESS

Description of the Business

We have developed a disruptive pressure aging process to dramatically accelerate the maturation and flavor profiling of distilled spirits (protected by both patent 8,889,206 and proprietary/guarded trade secrets).

Business Plan

To produce and sell high quality small batch distilled spirits and complementary products.

History of the Business

The Company was founded by Tom Lix in 2009.

The Company's Products and/or Services

Distilled spirits, whiskey and bourbon produced and marketed under brands including Cleveland Black Reserve, Christmas Bourbon®, The Eighty-Seven® and Cleveland Underground™. A by-product from our spirits manufacturing is sold to the barbeque and grilling markets under the SmokerBricx™ name.

Distribution

We primarily sell our distilled spirits products to distributors, who then sell the product to retail customers. Certain states, such as Ohio, Michigan and West Virginia, directly control the sale of alcohol. In these states, the product is first sold to the state, which then sells the product to both wholesale and retail accounts.

Sales to distributors are followed up by assertive sales and support including promotional visits to both on and off-premise facilities, "ride-along" initiatives with the distributor sales reps as well as participation in training and tasting events at retailers.

Sales of our SmokerBricx™ are primarily sold directly to grocery stores, hardware stores, and independent hearth and patio shops.

Competition

The Company's primary competitors are Diago (Bulleit), Brown-Foreman (Jack Daniels), Suntory (Maker's Mark, Jim Beam), Campari (Wild Turkey) and a string of craft distilleries including Watershed, Middle West, Koval and others.

Supply Chain and Customer Base

The principal raw materials used in manufacturing and packaging our distilled spirits are water, corn, rye, malted barley, sugar, glass, cardboard cartons, labels, and woods for finishing. We believe that our relationships with our vendors are good. Currently, none of these raw materials is in short supply, but shortages could occur. From time to time, our agricultural ingredients could be adversely affected by weather and other forces that might constrain supply, such as price fluctuations as a result of tariffs imposed by the United States or other countries.

Intellectual Property and Research and Development

The Company's intellectual property includes patents, trade-marks and closely guarded trade secrets and process know-how. The company maintains an active product and process development program.

Real Property

The Company owns or leases the following real property:

Property Address	Own or Lease	Description
1768 East 25th, Cleveland, Oho 44114	Lease	Distillery, production, and office space

Governmental/Regulatory Approval and Compliance

We are subject to extensive federal, state and local laws and regulations relating to the production, sale and consumption of alcohol.

Expenditures for compliance with federal, state and local environmental laws and regulations are consistent from year to year and are not material to the Company.

Litigation

None.

Other

The Company's principal address is 1768 East 25th, Cleveland, OH 44114.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide raw materials and basic ingredients for our products.

We depend on these suppliers to produce our products. Our ability to create our products may be adversely affected if suppliers do not provide the agreed-upon supplies in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies from whom we acquire such items, do not provide raw materials and basic ingredients which meet required specifications and perform to our and our customers' expectations. Our suppliers may be subject to additional risks such as financial problems that limit their ability to conduct their operations.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.

Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Kevin L. Cash, David Haynes, Tom Lix, Blake Squires, and Don Coffey. The loss of Kevin L. Cash, David Haynes, Tom Lix, Blake Squires, Don Coffey or any additional member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including a patent in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Tom Lix in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to him in the event of his death or disability. Therefore, if Tom Lix dies or becomes disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization, assets or liabilities.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Growth rates higher than planned or the introduction of new products requiring special ingredients could create demand for ingredients greater than we can source.

Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

We are heavily dependent on our distributors.

We sell spirits to independent distributors for distribution to on-premise locations such as bars, restaurants and sports venues, and for distribution to off-premise retail locations such as liquor and specialty stores. Although we currently have a large network of wholesale distributors, sustained growth will require us to maintain such relationships and enter into arrangements with additional distributors in new markets. No assurance can be given that we will be able to maintain our current distribution network or secure additional distributors on terms favorable to us, or at all.

Our distributors often represent competing specialty beer and spirits brands, as well as national beer and spirits brands, and are to varying degrees influenced by their continued business relationships with other brewers and distillers. Our independent distributors may be influenced by a large brewer or distiller, particularly if they rely on that brewer or distiller for a significant portion of their sales, which many distributors do. In addition, certain of our distributors cover a substantial network of certain on-premise retailers. While we believe that the relationships between us and our distributors are generally good, some of these relationships are relatively new and untested and there can be no assurance that any or all of our distributors will continue to effectively market and distribute our products. The loss of any distributor or the inability to replace a poorly performing distributor in a timely fashion could have a material adverse effect on our business, financial condition and results of operations.

Most of our distribution relationships are governed by state laws that in certain respects may supersede the terms of any contractual relationships.

Under some of these state laws, distribution agreements can only be terminated by the supplier after the supplier shows some type of "cause" (usually an uncured deficiency in the distributor's operation) or upon payment of some sort of compensation to the distributor for the value of the distribution rights. State laws also may limit a supplier's right to object to proposed assignments of distribution rights and/or changes in distributor ownership. Therefore, while we have entered into contractual relationships with some of our distributors, state law in various jurisdictions may limit our exercising our contractual termination and enforcement rights. Additionally, our distribution relationships are susceptible to changes in state legislation that could significantly alter the competitive environment for the distribution industry, which could adversely affect the financial stability of distributors on which we rely.

We are subject to governmental regulations affecting our distilleries, production facilities and tasting rooms.

Federal, state and local laws and regulations govern the production and distribution of spirits, including permitting, licensing, trade practices, labeling, advertising and marketing, distributor relationships and various other matters. To operate our distilleries, we must obtain and maintain numerous permits, licenses and approvals from various governmental agencies, including the Alcohol and Tobacco Tax and Trade Bureau, the Food and Drug Administration, state alcohol regulatory agencies and state and federal environmental agencies. A variety of federal, state and local governmental authorities also levy various taxes, license fees and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. Our tasting rooms are subject to alcohol beverage control regulations that generally require us to apply to a state authority for a license that must be renewed annually and may be revoked or suspended for cause at any time. These alcohol beverage control regulations relate to numerous aspects of daily operations of our tasting rooms, including minimum age of patrons and employees, hours of operation, advertising, trade practices, inventory control and handling, storage and dispensing of alcohol beverages. Noncompliance with such laws and regulations may cause the Alcohol and Tobacco Tax and Trade Bureau or any particular state or jurisdiction to revoke its license or permit, restricting our ability to conduct business, assess additional taxes, interest and penalties or result in the imposition of significant fines.

The loss of our third-party distributors could impair our operations and substantially reduce our financial results.

We continually seek to expand distribution of our products by entering into distribution arrangements with direct store delivery distributors having established sales, marketing and distribution organizations. Many distributors are affiliated with and manufacture and/or distribute other beverage products. In many cases, such products compete directly with our products. The marketing efforts of our distributors are important for our success. If our brands prove to be less attractive to our existing distributors and/or if we fail to attract additional distributors and/or our distributors do not market and promote our products above the products of our competitors, our business, financial condition and results of operations could be adversely affected.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.

Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse effect on our revenues and financial results.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The Directors and Officers of the Company are listed below:

Name
Kevin L. Cash - Director (2016- present)

Kevin joined as a Director in 2016, adding financial, audit and strategic planning expertise to Cleveland Whiskey. Kevin currently serves as Chief Financial Officer at Orrick, Herrington & Sutcliffe LLP. Previously, he was Chief Financial Officer at Baker & Hostetler, LLP, and an Advisory Services Partner at Ernst & Young. He holds credentials as a Certified Public Accountant (CPA), a Certified Information Systems Auditor (CISA), Certified Information Security Manager (CISM) and Diplomate of the American Board of Forensic Accountants (DABFA). Kevin has also served as an Adjunct Professor of Accounting at the University of Akron Serving on the Board of Directors for Public Broadcasting Station WVIZ/PBS Ideastream® and has served on the Advisory Board for the

School of Accounting at both the University of Akron and Miami University where he earned his Bachelor of Science Degree in Accountancy, specializing in Decision Sciences.

Name
Don Coffey - Director (2019 – present)

Don Coffey is a Food Industry expert, with broad leadership experience and capabilities in research and development, marketing, and sales. Don has over 35 years' experience in the food and alcohol industries, including 22 years with the Dow Chemical Company as General Manager of the Food Cellulosics business and 6 years as Executive Vice President of Research, Development and Innovation at MGP Ingredients, a leading supplier of premium distilled spirits. Don is currently the Chief Technology Officer of EDGE Ingredients,

Don received a M.S. in Food Science from the University of Massachusetts Amherst and a Ph.D. in Food Science from Michigan State University.

Name
David Haynes – Director (2016 - present)

David Haynes is an accomplished marketing executive, entrepreneur, transformation leader and turn-around specialist. David is currently Managing Director at BlueFireBeacon, a B2B strategic marketing and advisory firm. He is the former Vice President of Sales and Marketing at Transtar, a $600 million private equity-owned national automotive aftermarket parts marketer and distributor. Previously David held positions as Vice President of Marketing at Honeywell International, Executive Vice President, Sales and Marketing at Fabcon (contract manufacturer in the telecom and medical device sectors) and Co-Founder/Vice President of Global Marketing and Sales at Primal Solutions, a B2B enterprise software firm where he was instrumental in building annual sales from zero to $16 million before a successful exit.

A Six Sigma Green Belt, David holds an MBA from Pepperdine University with an emphasis on Strategy and Organizational Development and a Bachelor of Civil Engineering from the University of Saskatchewan. Among a series of other added value positions, he was a leadership mentor at Honeywell's Global Leadership Development Program for high potential executives.

Name
Tom Lix – Founder, CEO, Director (2009 – present)

Serial entrepreneur Tom Lix is Cleveland Whiskey's Founder and CEO. More recently he was the Director of the Center for Entrepreneurship at Lake Erie College as well as an Associate Professor of Entrepreneurship at the same institution. He was the founder and President of application services provider Public Interactive® (acquired by Public Radio International www.pri.org) and the former President of MarketPulse, a wholly owned subsidiary of Computer Corporation of America (acquired by Rocket Software www.rocketsoftware.com). Previously he was President of Yankelovich Partners (www.thefuturescompany.com) where he consulted for leading food, hospitality and entertainment companies including Proctor & Gamble, Guinness, PepsiCo, HBO®, American Airlines and Federal Express. Lix spent some formative years in the US Navy where in addition to some early bootleg distilling, he was cross trained in nuclear physics and thermodynamics along with seawater/freshwater distillation. A college dropout, he hitchhiked across the country, fought forest fires in Alaska at the age of 17, and founded the first University sponsored Motorcycle Club in America. He has since obtained his Doctorate in Business Administration from Boston University.

Name
Blake Squires - Director (2016 – present)

Joining the Cleveland Whiskey Board as the quintessential creative thinker, doer and technology/ product serial entrepreneur, Blake Squires is currently a Partner at Hatch LLC. He founded and was CEO of Movable as well as the founder and Chief Strategy Officer for Findaway, makers of Playaway® preloaded digital devices. Previously

he co-founded Adcoda Inc, a digital music download company and was a founder and Chief Operating Officer of Everstream, a streaming media and digital cable analytics company.

Considered one of the most "Influential People under 40" by Crain's Magazine, Squires was named an Ernst and Young Entrepreneur of the Year finalist in 2010. His start-up companies have been featured in the Wall Street Journal, the New York Times and USA Today, along with Time, Forbes, "O" and INC magazines (plus of course, plenty of digital coverage).

Control/Major Decisions

The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional securities	Board of Managers
Incurrence of indebtedness	Board of Managers
Sale of property, interests or assets of the Company	Chief Executive Officer, Board of Managers
Determination of the budget	Chief Executive Officer
Determination of business strategy	Board of Managers
Dissolution of liquidation of the Company	Members

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Ohio law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 13 employees in Ohio, and 1 in Massachusetts.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities, as of April 26, 2019:

Type of security	Preferred Units
Amount outstanding	1,139,989
Voting Rights	Voting rights on major decisions

Anti-Dilution Rights	Preemptive rights, right of co-sale, right of first refusal
How this security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Will dilute owners upon conversion or exercise of preemptive rights during future financing

Type of security	Class A Units
Amount outstanding	1,488,009
Voting Rights	Voting rights on major decisions
Anti-Dilution Rights	Preemptive rights, right of co-sale, right of first refusal
How this security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Will dilute owners upon conversion or exercise of preemptive rights during future financing

Type of security	Class B Units
Amount outstanding	322,400
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Will dilute owners upon conversion

Type of security	Class C Units
Amount outstanding	166,000
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

Type of security	Class D Units
Amount outstanding	268,605
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

Type of security	Class E Units
Amount outstanding	189,061
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

The Company had the following debt outstanding as of December 31, 2018:

Type of debt	Notes
Name of creditor	David A. Camiener
Amount outstanding	$12,173
Interest rate	4% interest annually on the 15th
Payment schedule	Annually on the 15th of December
Maturity date	December 2042

Type of debt	Convertible Notes
Name of creditor	Cara Zale LLC
Amount outstanding	$186,203
Interest rate	4%
Payment schedule	Monthly
Maturity date	January 2024

Type of debt	Convertible Notes
Name of creditor	Solon Spec LLC
Amount outstanding	$186,203
Interest rate	4%
Payment schedule	Monthly
Maturity date	January 2024

Type of debt	Notes

Name of creditor	Cuyahoga County, Ohio
Amount outstanding	$137,669
Interest rate and payment schedule	7.5%
Payment schedule	Monthly
Maturity date	May 2024

Type of debt	Notes
Name of creditor	Cuyahoga County, Ohio
Amount outstanding	$4,270
Interest rate	3.5%
Payment schedule	Monthly
Maturity date	August 2020

Type of debt	Notes
Name of creditor	MAGNET
Amount outstanding	$12,750
Interest rate	0%
Payment schedule	Monthly
Maturity date	February 2020

Type of debt	Notes
Name of creditor	ECDI
Amount outstanding	$22,517
Interest rate	8.12%
Payment schedule	Monthly
Maturity date	May 2023

Type of debt	Notes
Name of creditor	ECDI
Amount outstanding	$142,578

Interest rate	9.06%
Payment schedule	Monthly
Maturity date	April 2023

Type of debt	Grant
Name of creditor	Lorain County Community College
Amount outstanding	$67,000
Interest rate and payment schedule	0.00% interest
Payment schedule	Annually in September
Maturity date	September 2020

Type of debt	Loan
Name of creditor	City of Cleveland
Amount outstanding	$101,005
Interest rate and payment schedule	2.98% interest
Payment schedule	Monthly
Maturity date	August 2024

The Company has conducted the following prior securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Loan Note		$160,000	General operations	March 21, 2018	Rule 506(b)
Loan Note		$25,000	General operations	May 1,2018	Rule 506(b)
Class E Units	189,061	$814,853	General operations	September 15, 2018	Regulation CF
Class D Units	268,605	$722,547	General operations	October 5, 2016	Regulation CF

Ownership

A majority of the Company is owned by a few people and entities.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Tom Lix	52.6%
Cara Zale LLC	27.5%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR. The financial statements are an important part of this Form C-AR, and are attached hereto as Exhibit A. These statements should be reviewed in their entirety in addition to the following information.

Operations

We believe that our prior earnings and cash flows are not indicative of future earnings and cash flows as we are in the early stages of our long-term growth strategies intended to augment earnings and cash flows.

Liquidity and Capital Resources

On September 15, 2018, the Company conducted an offering pursuant to Regulation CF and raised $814,853

Capital Expenditures and Other Obligations

The Company has made a total of approximately $206,003 of capital expenditures during the last two years in order to expand and improve our manufacturing processes.

The Company plans to make appropriate expenditures in the future consistent with planned growth and expansion.

Restrictions on Transfer

Any securities sold pursuant to Regulation CF may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has certain debt instruments with David A. Camiener (individual), Solon Spec LLC, and Cara Zale, LLC (as noted above). David Camiener, and certain managing partners of Solon Spec LLC and Cara Zale, LLC (David Camiener and Joseph Crocker, respectively) were former Board members of Cleveland Whiskey LLC.

Conflicts of Interest

The Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders.

OTHER INFORMATION

The Company complied with the ongoing reporting requirements of Regulation CF § 227.202 in the past**.**

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Tom Lix
_____
(Signature)

Tom Lix
_____
(Name)

CEO
_____
(Title)

April 26, 2019
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Kevin Cash
_____
(Signature)

Kevin Cash
_____
(Name)

Director
_____
(Title)

April 26, 2019
_____
(Date)

/s/ Don Coffey

(Signature)

Don Coffey

(Name)

Director

(Title)

April 26, 2019

(Date)

/s/ David Haynes

(Signature)

David Haynes

(Name)

Director

(Title)

April 26, 2019

(Date)

/s/ Blake Squires

(Signature)

Blake Squires

(Name)

Director

(Title)

April 26, 2019

(Date)

EXHIBITS

Exhibit A   Financial Statements

CLEVELAND WHISKY LLC
Financial Statements for the Years Ended December 31, 2018 and 2017
April 26, 2019

CLEVELAND WHISKEY LLC
BALANCE SHEET
As of December 31, 2018 and 2017

ASSETS

		2018		2017
Current Assets				
Cash	$	568,248	$	77,872
Accounts Receivable		193,706		139,184
Inventory and Other Current Assets		369,935		254,851
Total Current Assets		1,131,889		471,907
Non-Current Assets				
Property, Plant & Equipment, Net		505,324		582,070
Intangible and Other Assets, Net		71,256		52,726
Total Non-Current Assets		576,580		634,796
Total Assets	$	1,708,469	$	1,106,703

LIABILITIES AND STOCKHOLDERS' EQUITY

		2018		2017
Current Liabilities				
Accounts Payable	$	84,427	$	58,151
Current Portion of Notes Outstanding		170,756		207,858
Other Current Liabilities		87,491		85,555
Total Current Liabilities		342,674		351,564
Non-Current Liabilities				
Notes Outstanding		701,612		623,211
Other Accrued Liabilities		238,063		189,102
Total Non-Current Liabilities		939,675		812,313
Total Liabilities		1,282,349		1,163,877
Stockholders' Equity				
Capital Invested		3,150,068		2,402,181
Retained Earnings		(2,723,948)		(2,459,355)
		426,120		(57,174)
Total Liabilities and Stockholders' Equity	$	1,708,469	$	1,106,703

1

See accompanying notes.

CLEVELAND WHISKEY LLC
INCOME STATEMENT
For the Years Ended December 31, 2018 and 2017

	2018	2017
Sales		
Sales of Product, Net of Discounts	$ 1,664,735	$ 1,488,961
Other Sales	22,447	38,872
Total Sales	1,687,182	1,527,833
Cost of Sales		
Cost of Goods Sold - Product	708,931	637,164
Cost of Goods Sold - Other	2,659	16,792
Total Cost of Sales	711,590	653,956
Gross Profit	975,592	873,877
Selling Expenses	620,420	499,835
Marketing Expenses	213,724	212,976
General and Administrative Expenses	339,274	371,414
Federal Excise Taxes	26,656	141,682
Interest Expense, net	40,112	28,377
Total Operating Expenses	1,240,186	1,254,284
Net Loss	$ (264,594)	$ (380,407)

See accompanying notes.

CLEVELAND WHISKEY LLC
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2018 and 2017

		2018		2017
Cash Flows From Operating Activities				
Net Loss	$	(264,594)	$	(380,407)
Adjustments to Reconcile Net Income to Cash from				
Operatings Activities				
Charges (Credits) to Net Income				
Depreciation and Amortization		105,975		113,157
Gain on extinguishment of debt		(3,430)		-
(Use) Source from Working Capital				
Accounts Receivable		(54,522)		(72,752)
Inventories and Other Current Assets		(118,766)		(16,620)
Accounts Payable and Accrued Expense		112,453		43,631
Net Cash Flows From Operating Activities		(222,884)		(312,991)
Cash Flows From Investing Activities				
Additions to Fixed Assets		(27,556)		(178,447)
Net Cash Flows From Investing Activities		(27,556)		(178,447)
Cash Flows From Financing Activities				
Net Increase (Decrease) in Total Debt		(7,071)		(7,071)
Net Capital Raise		747,887		10,760
Net Cash Flows From Financing Activities		740,816		3,689
Cash at Beginning of Period		77,872		565,621
Net Increase (Decrease) in Cash		490,376		(487,749)
Cash at End of Period	$	568,248	$	77,872

3

See accompanying notes.

ORGANIZATION AND NATURE OF ACTIVITIES

Cleveland Whiskey LLC ("the Company") produces distilled spirits and ancillary products using a proprietary pressure aging process to dramatically accelerate maturation and flavor profiling. This process provides a significant competitive advantage by creating not only an innovation friendly, flexible and scalable "just-in-time" manufacturing environment, but a system which actually makes a better product.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). Certain amounts previously reported have been reclassified to conform with current year presentation.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. The estimated useful lives of items of the Company's production equipment and intangible assets are significant estimates used in the preparation of these financial statements. Additionally, the Company has not accrued a reserve for doubtful accounts receivable or inventory obsolescence. Management's experience in the distilled spirits industry leads the Company to believe that losses on accounts or due to obsolescence are rare.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

Inventory

The Company's inventory consists of the Company's products in various stages of readiness for bottling and sale, raw materials, and packaging and shipping materials. Inventories are valued at historical cost, including costs incurred to produce the Company's products.

Prepaid Expenses

Prepaid expenses include amounts paid in advance for serviced to be rendered to the Company. For the periods ended December 31, 2018 and 2017, prepaid expenses consisted primarily of insurance payments with a policy term ending subsequent to the end of the period.

Property, Plant and Equipment

The Company's property, plant and equipment consists primarily of production, testing and bottling equipment for distilling and packaging distilled spirits for sale by the Company's distributors.

Property, plant and equipment is stated net of accumulated depreciation. Depreciation on fixed assets is calculated based on management estimates of the useful lives of the assets.

Patents, Trademarks and Other Intellectual Property

Patents, trademarks and other intellectual property consists of amounts capitalized during development of the Company's products, processes, packaging and websites.

Other Current Liabilities

Other current liabilities consist primarily of accrued commissions related to sales of the company's products by distributors in various states where the Company sells its product.

Notes Payable and Long-Term Debt

The Company has notes payable to various parties ("the Notes"), including investors and board members, which contain conversion provisions obligating the Company to take action subsequent to a liquidity event or failure to meet the terms of these Notes. Certain items of Company equipment have been pledged as collateral in order to secure the Notes.

The Company has a note payable to Solon Spec LLC, in the amount of $250,000. This note is convertible to equity at an enterprise valuation of $2,500,000. This note is repayable at 250% of the outstanding value of principal and accrued interest if a liquidity event occurs prior to conversion. As of December 31, 2018, the outstanding principal amount was $186,203.

The Company has a note payable to Cara Zale LLC, in the amount of $250,000. This note is convertible to equity at an enterprise valuation of $2,500,000. This note is repayable at 250% of the outstanding value of principal and accrued interest if a liquidity event occurs prior to conversion. As of December 31, 2018, the outstanding principal amount was $186,203.

Equity Capital

The Company has the following classes of equity outstanding:

- Class A Units (common voting shares primarily issued to founding members as a performance based equity. There are 1,488,009 Class A Unites authorized and issued.

- Class B Units are non-voting units issued under the Cleveland Whiskey Options plan. A total of 472,002 Class B Units have been authorized, of which 322,400 have been issued, and 46,500 have been exercised.

- Class C Units are non-voting units, with 166,000 authorized and issued.

- Class D Units are non-voting units, with 268,605 authorized and issued.

- Class E Units are non-voting units, with 189,061 authorized and issued.

- Preferred Units are voting shares issued to early outside investors and total 1,139,989 issued and outstanding.

Additional Paid in Capital

During 2018 and 2017, the Company incurred expense related to the acquisition of capital, that were deducted from additional paid in capital.

Income

The Company derives income from the production and sale of various bourbons, whiskeys and ryes under the Cleveland Whiskey label, and the sale of bourbon-infused wood chips under the SmokerBricx brand name. Additionally, the Company derives a small amount of income from tours and event revenues, and the sale of t-shirts, and other advertising items.

Leases and Rent

The Company leases its production, testing and headquarters facility located in Cleveland, Ohio under an operating lease arrangement. Our current lease agreement expires in March 2020, and a lease extension is currently under negotiation.

Facilities Expense

Facilities expense consists of utilities, repairs, maintenance and other items related to the Company's production facility other than rent.

Federal Income Taxes

The Company generated a net operating loss during both 2018 and 2017, thus no federal income tax expense has been recorded in the statements. The Company has elected to waive the carryback period for its losses in 2018 and 2017 and all prior years, and will carry forward those losses to future years. Net operating loss carry forwards expire if unused after twenty years from the date the Company incurred the loss associated with the carry forward. The Company's returns for fiscal years 2017, 2016 and 2015 fall within the statutory period of review by the IRS, which is normally three years from the date the return was originally due.

CONCENTRATIONS

The Company produces a limited product line for which distribution is currently possible only to certain geographical regions. As a result, the Company may be vulnerable to adverse operational or regulatory events relating to the sale or distribution of distilled spirits in these regions, in any one state or locality in that region, or through one or more of the Company's distributors in these regions.

The Company may maintain cash balances at times that exceed Federal Deposit Insurance Corporation ("FDIC") insurance limits. Cash balances in demand deposit accounts are insured by the FDIC up to $250,000.

GOVERNMENT PAYMENTS

At the period end, the Company owed no amounts with respect to government payments other than the federal or state taxes related to the production and sale of distilled spirits and amounts due to the City of Cleveland under the loan agreement.

SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 26, 2019, the date that the financial statements were available to be issued.

****